FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release dated June 8, 2004

2.

News Release dated June 29, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: June 30, 2004

By:

“Guilford H. Brett”

 Guilford H. Brett

Its:

President & CEO

(Title)

911 – 470 Granville Street

Vancouver, B.C. V6C 1V5

Cusac Discovers New Vein System

Gold Grades Encouraging

For Immediate Release.  Vancouver, BC.,  June 8, 2004. Guilford H. Brett, President, Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”), reports that encouraging results have been obtained from initial diamond drilling at it’s 100% owned and operated Table Mountain Gold property in north central BC.

The initial hole of the 2004 S urface D iamond D rilling P rogram on the Table Mountain Gold Property has intersected a new mineralized quartz vein system in a relatively unexplored portion of the property north of the Maura/Jennie Vein system.  The discovery of a new vein system demonstrates the high potential of the Table Mountain Property to host additional gold-bearing quartz vein systems.

Hole 04MM-01 was initially setup to test for extensions to the Maura Vein system below the current underground workings on the M aura and Jennie Vein system , which historically produced 135,000 oz Au.   Th e new vein intersection is being followed-up to determine the orientation and extent of th e system , which appears to be perpendicular to known veining in the area.

Vein intersections comprise 1.8m (core length ) of a mineralized quartz vein breccia grading 0.015 ounces per ton gold and 3.3m (core length ) of variably mineralized quartz vein grading 0.214 ounces per ton gold, including one meter grading 0.680 ounces per ton gold.  These intersections are at a relatively shallow depth of 80 m, an encouraging sign with respect to possible development and mining .  The gold bearing intersection in the new quartz vein system is at greater depth along the vein than normal for other gold veins on the property, which is another encouraging sign to Company geologists.

Cusac Gold Mines is a Canadian company whose primary focus is the exploration and development of the Table Mountain Gold Property, which includes a 300-ton per day mill and supporting infrastructure required to recommence production.

“We are fortunate to discover a new area of interest this early in our drill program” said Guilford Brett, CEO and Founder of Cusac.  “We’re looking forward to more results throughout the summer.”

“We are mapping a tremendous amount of alteration in the drill holes of this new zone.  I have never seen such an intensely altered environment in my experience at Table Mountain.” said VP exploration Lesley Hunt.

This News Release has been reviewed and the technical content approved by Dale A. Sketchley, M.Sc., P.Geo., a Qualified Person for the purposes of NI 43-101.

Table Mountain Gold Property - Cusac Gold Mines Ltd.
Initial Surface Diamond Drilling Results

Hole ID	From	To	Length	Structure	Gold	Gold
Sample ID	Core (m)	Core (m)	Core (m)	Minerals	(oz/ton)	(g/tonne)

04MM-01	91.3	93.1	1.8	QVBX	0.015	0.02

Comprising the following samples
45511	91.3	92.2	0.9		0.010	0.33
45512	92.2	93.1	0.9		0.017	0.60

04MM-01	93.1	96.4	3.3	QV	0.214	7.34
including	93.1	94.1	1		0.680	23.31

Comprising the following samples
45513	93.1	93.6	0.5	py,cpy,tet,sph	0.309	10.60
45514	93.6	94.1	0.5	VG,py,cpy,tet,sph	1.047	35.90
45515	94.1	94.6	0.5	py, sph	0.045	1.53
45516	94.6	95.1	0.5	py, sph	0.011	0.37
45517	95.1	95.5	0.4	py, sph	<0.001	<0.05
45518	95.5	95.9	0.4	py, sph	<0.001	<0.05
45519	95.9	96.4	0.5	py, sph	0.004	0.14

CUSAC GOLD MINES LTD.

PER:

“Guilford Brett”

For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA)
Guilford H. Brett	Email: info@cusac.com
President & Director	Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

911 – 470 Granville Street

Vancouver, B.C. V6C 1V5

New Vein Yields More High Grade

Drill Results

For Immediate Release.  Vancouver, BC.,  June 29, 2004. Guilford H. Brett, President, Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”), reports that more encouraging results have been obtained from the current S urface D iamond D rilling P rogram at it’s 100% owned and operated Table Mountain Gold property in north-central BC.

On June 8, 2004, Cusac reported that a previously undiscovered mineralized quartz vein system had been intersected in DDH 04MM-01 in a relatively unexplored portion of the property.  The discovery of a new vein system demonstrates the high potential of the Table Mountain Property to host additional gold-bearing quartz vein systems.

Drilling has currently delineated a structure with a 50 m strike length and dip extent of 45 m, which is open along strike in both directions.  The structure strikes 200° south-southwest, dips at 75° to the west, and has an average calculated true width of 1.8 m (5.9 ft). Visible gold has been noted in five of the drill holes that have intersected the vein. Assay results for the significant intersections are tabulated below. The best result was obtained in hole #04MM-14, which intersected a 1.81m wide quartz vein grading 1.193 ounces of gold per ton, including a 1.19m section grading 1.78 ounces of gold per ton.

The lowest portion of the vein is 25 m above the “14 Level Drift”, an existing access to the lower levels of the mine.  The proximity of the structure to existing underground development will dramatically lower mining costs.

Cusac Gold Mines is a Canadian company whose primary focus is the exploration and development of the Table Mountain Gold Property, which includes a 300-ton per day mill and supporting infrastructure required to recommence production.

This News Release has been reviewed and the technical content approved by Dale A. Sketchley, M.Sc., P.Geo., a Qualified Person for the purposes of NI 43-101.  All assay results reported in this news release were provided to Cusac by ALS Chemex (ALS Canada Ltd.) of North Vancouver, BC.

Table Mountain Gold Property - Cusac Gold Mines Ltd.
Significant Surface Diamond Drilling Results

Hole ID	From	To	Length	True	Gold	Gold
	Core (m)	Core (m)	Core (m)	Width (m)	(g/tonne)	(oz/ton)

04MM-01	93.10	96.40	3.30	1.27	7.35	0.215
Including	93.10	94.60	1.50	0.58	16.01	0.467

04MM-04	65.60	68.90	3.30	1.92	15.41	0.449
Including	66.40	66.90	0.50	0.29	96.10	2.803

04MM-14	92.55	97.50	4.95	1.81	40.90	1.193
Including	92.55	95.80	3.25	1.19	61.06	1.781

04MM-17	105.75	108.25	2.50	1.44	2.12	0.062
Including	105.75	106.30	0.55	0.32	9.58	0.279

04MM-18	102.40	105.55	3.15	1.89	6.87	0.200
Including	102.40	103.50	1.10	0.66	18.82	0.549

04MM-19	138.80	141.70	2.90	2.30	Results Pending

CUSAC GOLD MINES LTD.

PER:

“Guilford Brett”

For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA)
Guilford H. Brett	Email: info@cusac.com
President & Director	Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.